SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	November	2014
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

P.O. BOX 65161 North Hill NW Calgary, AB T2N 4T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated November 17, 2014

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	November 17, 2014

Sonde Resources Corp. Updates Liquidity Position

CALGARY, ALBERTA - (Marketwired-November 17, 2014) - Sonde Resources Corp. ("Sonde" or the "Company") (TSXV:SOQ) (NYSE MKT:SOQ) announced today that its capital resources have been significantly depleted since June 30, 2014 and, to date, its strategic alternatives process has not resulted in a transaction that would satisfy Sonde's significant financial commitments under the Exploration and Production Sharing Agreement ("EPSA") covering the Joint Oil Block. Refer to Sonde's Management's Discussion and Analysis for the three and six months ended June 30, 2014 ("Second Quarter MD&A") for a description of these material commitments.

As at November 17, 2014, cash and cash equivalents (excluding restricted cash) are estimated to be $0.3 million. Restricted cash secures a US$15 million letter of credit issued to Joint Oil to guarantee the Company's obligation to drill the Fisal-1 well by November 30, 2014 as well as a $0.2 million abandonment bond in Canada. The penalty for failure to drill the Fisal-1 well on or before November 30, 2014 would allow Joint Oil to draw US$15 million under the letter of credit to satisfy this penalty. Drilling of the Fisal-1 well has not commenced due to the Company's current liquidity position and it is Sonde's expectation that Joint Oil may draw upon the letter of credit in early December. Sonde has also provided a corporate guarantee of US$30 million to secure its commitment to drill two additional wells. Under the terms of the EPSA, the next well is required to be drilled by December 23, 2014 and the final well is required to be drilled by December 23, 2015. Failure to meet these commitments could result in a termination of the EPSA by Joint Oil. In addition to its work commitments under the EPSA, Sonde has commitments under its existing office leases which are further detailed in its Second Quarter MD&A and its net current assets less liabilities as at November 17, 2014 is estimated to be a negative $0.3 million.

The Company no longer generates cash flow from petroleum and natural gas sales and the Company no longer has a credit facility. As such, the Company must fund operations, including its commitments under the EPSA, from working capital, new financings, farm-outs or property dispositions. While discussions are ongoing, the Company's strategic alternatives process has not resulted in a transaction that would satisfy its significant financial commitments. There can be no assurance that the current strategic process will result in the sale of its interest or securing a partner, farm-out or other source of funding to meet the Company's financial obligations. There is a significant likelihood that the Company will exhaust its working capital prior to the execution of new financings, farm-outs or property dispositions.

Sonde's interim financial statements for the three and nine months ended September 30, 2014 and related disclosures ("Third Quarter Report") were due November 14, 2014 and the Company is presently unable to complete the preparation and filing of its Third Quarter Report. The Company's failure to file its Third Quarter Report will likely result in the issuance of a cease trade order by the Canadian securities regulatory authorities and could lead to a delisting of the Company's common shares from all stock exchanges.

Forward Looking Information - This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, statements concerning the current status and potential outcome of the strategic alternatives process (including the ability of the Company to secure the necessary funding to meet the Company's obligations under the EPSA and to meet other financial obligations), estimates of cash and cash equivalents and net current assets less liabilities, the potential termination of the EPSA as a result of a failure to meet the Company's work commitments under the EPSA, the liquidity position of the Company, the potential imposition of a cease trade order and the possible delisting of the Company's common shares. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, market and operating conditions, access to additional sources of liquidity and the ability of the Company to negotiate a transaction to provide additional funding and/or extend the timing of existing work commitments under the

EPSA. Actual results could differ materially due to a number of factors, including, without limitation, changes in market conditions, inability to access additional sources of liquidity on terms acceptable to the Company or at all and/or inability to secure an extension of the Company's current work commitments under the EPSA.

Additional assumptions and risks relating to the Company and its business and affairs are set out in detail in the Company’s AIF, available on SEDAR at www.sedar.com, and the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission. Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and does not assume any obligation to update the forward-looking information or forward-looking statements unless required by law.

Contact Information:

Sonde Resources Corp.
P.O. Box 65161 North Hill NW
Calgary, Alberta, Canada T2N 4T6
Kurt A. Nelson, Chief Financial Officer
Phone: (281) 928-9659
www.sonderesources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	November 17, 2014	By:	/s/ Cheryl Clark

	Name & Title:		Cheryl Clark, Assistant Corporate Secretary